Exhibit 2

VOTING RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MERUS N.V.

December 5, 2019

Shares represented at the meeting: 3,800,000 ordinary shares (~13.00% of the issued share capital).

Agenda item	For	Against	Abstain
1. Opening	N/A	N/A	N/A
2. Amendment of articles of association	3,800,000	—	—
3. Close	N/A	N/A	N/A

/s/ A. Noordzij
A. Noordzij
Secretary of the Meeting